SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is made as of this 24 day of MAY, 2005, (hereinafter referred to as the "Effective Date") by and between Tregaron Oaks, LLC, a Nebraska limited liability company (hereinafter referred to as the "Seller"), and America First Apartment Investors, Inc., a Maryland corporation or its permitted assigns (hereinafter referred to as the "Buyer").

In consideration of the mutual covenants herein contained and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller and Buyer agree as follows:

1. Sale of Property. Seller agrees to sell and Buyer agrees to buy the property herein described, subject to the terms and conditions hereinafter set forth. The assets to be sold are herein described in this Section 1 and are collectively referred to as the "Property":

(a) Real Property. The real property described on Exhibit A attached hereto (the "Land"), together with (i) all buildings and improvements constructed or located on the Land (the "Buildings"), and (ii) all easements, reciprocal operating and easement agreements and other rights benefiting or appurtenant to the Land and any right, title, or interest of Seller in and to adjacent or contiguous strips, gores, streets, alleys, or rights-of-way, any reversionary rights attributable to the Land, any condemnation awards made or to be made in lieu thereof, and any awards for damage to the Land by reason of a change of grade of any highway, street, road, or avenue (collectively the "Real Property").

(b) Personal Property. Seller's interest, if any, in all personal property situated in or about the Real Property which is owned by Seller (specifically excluding all property owned by tenants), used or held for use in connection with the use or operation of the Real Property identified on Exhibit B attached hereto (the "Personal Property").

(c) Leases. The landlord's or lessor's interest as lessor in all of the leases of all or any part of the Real Property and in any extended, amended or new leases of all or any part of the Real Property, together with any and all amendments thereto or modifications or guarantees thereof and prepaid rent for rent periods beyond the month in which the Closing (as defined below ("Prepaid Rents") and security deposits relating thereto, including interest thereon, if any, as required by applicable law (collectively, the "Leases").

(d) Contracts. Seller's interest in any and all service and maintenance contracts, equipment leases and other contracts regarding the Real Property identified on Exhibit C attached hereto (collectively called the "Contracts"), to the extent they are assignable by Seller, and to the extent not terminated pursuant to Section 7(e).

(e)   Permits.   Seller's interest in any and all permits and licenses regarding the Real Property (collectively called "Permits"), to the extent they are assignable by Seller.

(f)   Intangible Property.   Seller's interest in all of the following to the extent they relate to or arise out of the design, construction, ownership, use, leasing, maintenance, service, or operation of the Land, Buildings, Leases, or Personal Property: (i) warranties, guaranties, indemnities, and claims, (ii) development rights, governmental approvals, or similar documents, and (iii) telephone exchanges, trade names (including, without limitation, the name "Tregaron Oaks," whether or not registered), marks, all goodwill attributable to or associated with such trade names and marks, and other identifying material used by Seller in the operation of the Property, (iv) plans, drawings, specifications, surveys, engineering reports, equipment manuals, and other technical manuals and descriptions, and (v) other property (real, personal, or mixed, tangible or intangible), owned or held by Seller to the extent Buyer elects to take assignment thereof (collectively, all such property described in this subparagraph (f) being called the "Intangible Property").

2.   Purchase Price and Manner of Payment--Earnest Money.   The purchase price for the Property shall be in the amount of Nineteen Million Fifty Thousand and No/100th ($19,050,000.00) Dollars (hereinafter referred to as the "Purchase Price"), payable as follows:

(a)   Upon the execution of this Agreement, Buyer shall pay to a title company selected by Buyer (hereinafter referred to as the "Title/Escrow Agent") an amount equal to Two Hundred Thousand and No/100th ($200,000.00) Dollars, which shall be held in escrow by the Title/Escrow Agent in an interest-bearing account (the earnest money deposit, together with interest accruing thereon shall be referred to as the "Earnest Money"), not later than the third (3rd) business day following the Effective Date of this Agreement.

(b)   The amount of the Purchase Price remaining after adjustments for prorations as provided herein and the application of the Earnest Money and any interest accrued thereon, shall be paid by Buyer to Seller in immediately available funds on or before 3:00 p.m. Central Time on the Closing Date.

Prior to the Closing (as defined below) the Earnest Money shall be held by Title/Escrow Agent in an interest-bearing account, in accordance with the terms of this Agreement. At the Closing, the Earnest Money and any interest accrued thereupon, shall be delivered to Seller as a credit toward the Purchase Price. In the event that the Closing shall not occur, the party (Seller or Buyer) which shall be entitled to receive the Earnest Money in accordance with the terms of this Agreement shall also be entitled to any interest accrued thereon.

3.   Contingencies.

(a)   "Contingency Date" - Termination by Buyer Prior to Contingency Date. The "Contingency Date" as referred to in this Agreement shall mean that date which is thirty (30) calendar days following the later of the Effective Date or the date upon which Buyer has

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received the last of the Review Documents and the Title Evidence (as defined in Section 6, below). The obligations of Buyer are contingent upon the occurrence of each of the following prior to the Contingency Date:

(i) Access and Inspection. Buyer shall have determined, in Buyer's sole opinion and discretion, the suitability of the Property for acquisition by Buyer and approval of the transaction contemplated by this Agreement by Buyer. In connection with this contingency, subject to the provisions of this subsection, Seller shall have allowed Buyer, and Buyer's agents, access to the Property without charge and at all reasonable times following the Effective Date, for the purpose of Buyer's performance of reasonable physical inspection, environmental assessment and other investigation and testing of the Property. Such investigation and testing shall be subject to: (i) notice from Buyer to Seller (which notice may be verbal) not less than two (2) business days prior to each investigation and testing; (ii) reasonable opportunity on the part of Seller to have a representative of Seller in attendance; and (iii) the rights of any tenant of the Property under such tenant's Lease. Buyer shall pay all costs and expenses of such investigation and testing, and keep the Property free and clear of any liens or encumbrances created by Buyer or its employees, agents or subcontractors in connection with such investigation and testing. BUYER HEREBY AGREES TO INDEMNIFY, DEFEND AND HOLD SELLER HARMLESS FROM AND AGAINST, ALL LOSSES, COSTS AND DAMAGES, INCLUDING REASONABLE ATTORNEYS' FEES AND EXPENSES (BUT EXCLUDING ANY CONSEQUENTIAL, INDIRECT, SPECIAL OR SPECULATIVE DAMAGES) INCURRED BY SELLER AS A RESULT OF SUCH INVESTIGATION AND TESTING BY BUYER OR ITS EMPLOYEES, AGENTS OR SUBCONTRACTORS. This indemnity shall not apply to any Hazardous Substances (as defined below), except to the extent that such Hazardous Substances are released through the negligence or willful misconduct of Buyer or its employees, agents or subcontractors. The provisions of this subsection shall survive the Closing or termination of this Agreement prior to Closing.

(ii) Seller's Document Production. No later than the twentieth (20th) day following the Effective Date, Seller shall deliver to Buyer copies (or for those documents in brackets, at Seller's option, rather than delivering copies, shall make available to Buyer for review at the Property or at the offices of Seller or Seller's property manager) of the following (collectively, the "Review Documents"):

All existing Leases and Contracts and Seller's rent rolls, certified by Seller as true, correct and complete as of the first day of the month including the Effective Date (the "Rent Roll").

Annual operating statements for the three (3) years prior to the Effective Date.

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General ledgers for fiscal years 2003 and 2004 and 2005 year to date.

Collection reports for the six (6) months period previous to the Effective Date.

Policies of insurance in force with respect to the Property.

All environmental or engineering studies or reports and all architectural reports, if any, in Seller's possession, custody or control, and any and all correspondence between the Seller and the consultants preparing such studies or reports for the prior three (3) years.

[Construction plans and specifications for the Buildings.] Certificates of occupancy issued with respect to the Buildings.

Real Property and Personal Property tax bills for the previous three tax years.

A summary of all insurance claims filed by Seller with respect to the Property subsequent to its construction.

A current ALTA title insurance commitment (the "Commitment") for the Property naming Purchaser as the proposed owner insured in the amount of the Purchase Price, together with copies of all instruments listed as exceptions in such Commitment;

A current ALTA/ACSM land survey (the "Survey") of the Property certified to Purchaser and Seller and satisfying the ALTA/ACSM 1992 Requirements and Table A Optional Survey Responsibilities and Specifications Items 1,2,3,4,6,7,8,9,10,11 and 13.

Copies of all appraisals for the Property for the prior three (3) years.

Copies of all warranties and guarantees affecting the Property.

Licenses, permits and approvals issued or granted by any governmental authority with respect to the Property.

Copies of all executory construction contracts, engineering contracts and architectural contracts for the Property.

Copies of all service and maintenance agreements affecting the Property.

[Copies of all maintenance records for the prior three (3) years]

List of all capital improvements for the prior three (3) years.

If, prior to the Closing Date, Seller discovers any material defect, error, or omission in any Review Documents, Seller will promptly give Buyer notice of such defect, error or omission.

(iii) <u>Buyer's Document Review</u>. Buyer shall have determined, on or before the Contingency Date, that it is satisfied, in Buyer's sole discretion, with its review and analysis of the Review Documents. Seller shall make all reasonable efforts to satisfy all contingencies set forth in this Section 3(a). Buyer may waive, in writing only, any contingency contained in this Section 3(a).

If any contingency set forth in this Section 3(a), above has not been satisfied on or before the Contingency Date, or if Buyer elects to terminate this Agreement for any reason which the Purchaser in its sole discretion deems appropriate, or for no reason, then this Agreement may be terminated by written notice from Buyer to Seller on or before 11:00 p.m. Central Time on or before the Contingency Date. If Buyer does not give such notice on or before the Contingency Date, (A) all contingencies to Buyer's purchase of the Property under the terms of this Agreement other than a Buyer's Closing Contingency (as defined below) shall be deemed satisfied or waived; and (B) the Earnest Money shall become non-refundable unless Buyer is entitled to the return of the Earnest Money as a result of termination of this Agreement on the basis of the failure of a Buyer's Closing Contingency set forth in Section 3(b), below, or the termination of this Agreement pursuant to Section 6, Section 7, Section 10 or Section 19, below. If Buyer elects to terminate this Agreement pursuant to this Section 3(a), Buyer shall return to Seller, within a reasonable time after termination, all documents and other materials provided by Seller to Buyer pursuant to Section 3.

(b) <u>Buyer's Closing Contingencies</u>. The obligations of Buyer are contingent upon the occurrence of each of the following prior to or at the Closing (collectively, "Buyer Closing Contingencies", and singularly, a "Buyer Closing Contingency"):

(i) <u>Representations and Warranties</u>. The representations and warranties of Seller contained in this Agreement ("Seller's Representations and Warranties") must be true on the Effective Date and on the Closing Date as if made on the Closing Date.

(ii) <u>Title</u>. Title Evidence (as defined in Section 6, below) shall have been found acceptable, or been made acceptable, to Buyer in accordance with the requirements and terms of Section 6, below.

(iii) <u>Change in Condition of Property</u>. There shall not have occurred, between the Contingency Date and the Closing Date, without Buyer's prior written consent, (A) any change to title or survey matters previously reviewed, or (B) any material changes to the condition of the Property or its occupancy or operations except as may be expressly provided for in this Agreement, including, without limitation any change of zoning or potential or threatened change of zoning of the Property, the commencement or potential

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commencement of a condemnation action affecting the Property or any violation of any law, regulation rule or ordinance relating to the Property or physical defects of the Property not known by Buyer prior to the Contingency Date, and (C) the discovery of Hazardous Substances in, under or on the Property.

(iv) <u>Breach of Seller's Obligations</u>. There shall not have occurred prior to the Closing Date, any breach of Seller's covenants set forth in this Agreement which remains uncured after notice and an opportunity to cure in accordance with Section 16, below.

Buyer shall make all reasonable efforts to satisfy all contingencies set forth in this Section 3(b); Buyer may waive, in writing only, any contingency contained in this Section 3(b).

If any Buyer's Closing Contingency has not been satisfied, then this Agreement may be terminated by written notice from Buyer to Seller.

(c) <u>Seller's Closing Contingencies</u>. The obligations of Seller are contingent upon the following prior to or at the Closing (collectively, "Seller Closing Contingencies", and singularly, a "Seller Closing Contingency"):

(i) <u>Breach of Buyer's obligations</u>. There shall not have occurred prior to the Closing Date, any breach of Buyer's covenants set forth in this Agreement which remains uncured after notice and an opportunity to cure in accordance with Section 16, below.

(ii) <u>Representations and Warranties</u>. The representations and warranties of Buyer contained in Section 9 of this Agreement ("Buyer's Representations and Warranties") must be true on the Effective Date and on the Closing Date as if made on the Closing Date.

Seller may waive, in writing only, any contingency contained in this Section 3(c). If any Seller's Closing Contingency has not been satisfied, then this Agreement may be terminated by written notice from Seller to Buyer.

(d) <u>Return of Earnest Money Deposit</u>. Upon any termination pursuant to any contingency or termination right set forth in Sections 3(a) and 3(b), above, or Section 6, Section 7, Section 10 or Section 19, below, other than for breach of Buyer's obligations or Buyer's Representations and Warranties under this Agreement, as specified in Section 3(c)(i) and (ii), above, the Earnest Money and any interest accrued thereon shall be released to Buyer. Upon any termination pursuant to Section 3(c), above, the Earnest Money and any interest accrued thereon shall be released to Seller in accordance with Section 16(a), below. Upon such release neither party will have any further rights or obligations under this Agreement, other than (i) Buyer's remedies, if any, under the terms of Section 16(b), below, upon a default by Seller under this Agreement and (ii) obligations of either party which, by the express terms of this Agreement, survive the termination of this Agreement.

4. <u>Closing/Possession</u>. The closing of the purchase and sale contemplated by this Agreement (the "Closing") shall occur at a time mutually agreeable to Buyer and Seller on that

date (the "Closing Date") which is within thirty (30) days after the Contingency Date. The Closing shall take place through an escrow established with Title/Escrow Agent, or at such other location and in such manner as Seller and Buyer shall otherwise agree. Time shall be of the essence with respect to the Contingency Date and the Closing Date.

(a) <u>Seller's Closing Documents</u>. On the Closing Date, Seller shall execute and deliver the following (collectively, "Seller's Closing Documents"):

(i) <u>Deeds</u>. A special warranty deed conveying the Real Property to Buyer, free and clear of all encumbrances, except the Permitted Encumbrances (as defined below), which deeds shall be in substantially the form of <u>Exhibit D</u> attached hereto and incorporated herein by this reference.

(ii) <u>Assignment and Assumption of Leases</u>. Assignment and Assumption of Leases, conveying the landlord's or lessor's interest in the Leases, Contracts, Permits and Intangibles; which assignment shall be in substantially the form of <u>Exhibit E</u> attached hereto and incorporated herein by this reference (the "Lease Assignment"). The Lease Assignment shall contain cross indemnifications so that Buyer shall hold Seller harmless for any liability arising under the Leases subsequent to Closing and Seller shall hold Buyer harmless for any liability arising under the Leases prior to Closing.

(iii) <u>Bill of Sale</u>. Bill of Sale conveying the Personal Property, if any, to Buyer, free and clear of encumbrances; which bills of sale shall be in substantially the form of <u>Exhibit F</u> attached hereto and incorporated herein by this reference.

(iv) <u>Security Deposits and Prepaid Rents</u>. All security deposits and Prepaid Rents under the Leases, including any interest thereon, if any, that is required by applicable law to be accrued for the benefit of tenants and including valid transfers of any noncash securities or documents held for such purposes.

(v) <u>Original Documents</u>. Originals of the Leases, together with copies of any material correspondence with the tenants under such Leases, and, to the extent in Seller's possession, originals of those Contracts and Permits being assigned to Buyer and construction drawings of the original construction of the Improvements or any tenant improvements.

(vi) <u>FIRPTA Affidavit</u>. A non-foreign affidavit, properly executed, containing such information as is required by Internal Revenue Code Section 1445(b)(2) and its regulations.

(vii) <u>Tenant Notice</u>. Notice to tenants in a form reasonably agreed to by Buyer and Seller.

(viii) <u>Title Policy</u>. An Owner's Title Policy (or Title Insurance Commitment for such policy) consistent with the terms of the Title Commitment (as defined below) insuring fee simple title to the Real Estate in the Buyer and subject only to the Permitted Encumbrances.

      (ix)   <u>Keys</u>. All keys in Seller's possession, custody or control, to all locks on the Property for which Seller holds keys.

      (x)   <u>Plans and Specifications</u>. The construction drawings and specifications for the Buildings and other improvements to the Land included in the Review Documents.

      (xi)   <u>Seller's Authority Evidence</u>. All evidence required by the Title C ompany o f S eller's f ormation, e xistence, good s tanding a nd a uthority t o execute and deliver the documents required by this Agreement or reasonably necessary to consummate this transaction and evidence of the authority of the person signing on behalf of Seller.

      (xii)   <u>Other Documents</u>. Such other documents as may reasonably be determined by Title/Escrow Agent to be necessary to delete from the policy of title insurance issued by Title/Escrow Agent in connection with the Closing, the standard exceptions with respect to mechanics liens, with respect to facts which would be disclosed by a survey of the Real Property, and with respect to parties in possession (excepting only tenants occupying all or any part of the Real Property pursuant to Leases and rights under recorded operating agreements), and to include within the term of such policy the period of time following the Closing and prior to recording of the deed delivered pursuant to the terms of this Agreement.

      (b)   <u>Buyer's Closing Documents</u>. On the Closing Date, Buyer will deliver to Seller the Purchase Price, as provided by Section 2 above, and Buyer will execute and deliver the following (collectively, the "Buyer's Closing Documents"):

      (i)   The Lease Assignment.

      (c)   <u>Possession</u>. S eller a grees t o d eliver p ossession of t he P roperty t o B uyer immediately upon the Closing.

      5.   <u>Prorations</u>. Seller and Buyer agree to the following prorations and allocation of costs regarding this Agreement. F or purposes of this Section, the term "Proration Date" shall mean the actual Closing Date at 12:01 A.M.

      (a)   <u>Title Insurance</u>. The premium for any and all owner's or lender's coverage policies of title insurance (including any endorsements thereto) issued in connection with the Closing will be paid one-half by Seller and one-half by Buyer.

      (b)   <u>Survey</u>. Buyer and Seller will each pay one-half of all costs of the Survey.

      (c)   <u>Deed Tax</u>. Seller shall pay for all state deed tax, transfer tax or documentary stamps payable in connection with the deed executed and delivered at the Closing, and any instrument required to release any real estate mortgage against the Property, to eliminate any exception shown on the Title Commitment created by Seller after the Effective Date which is required, in accordance with the terms of this Agreement to be eliminated, or to eliminate any exception to the Title Commitment that Seller agrees to cure under the provisions of Section 6, below.

(d)   Real Estate Taxes and Special Assessments. General real estate taxes and installments of special assessments which become delinquent if not paid in the year in which the Closing occurs shall be prorated by Seller and Buyer as of the Proration Date, based upon a calendar year. All real estate taxes for prior years will be paid by Seller. The provisions of this Section shall survive the Closing.

(e)   Rents and Charges under Leases. All basic rent and other charges under the Leases will be prorated as of the Proration Date; provided, that there shall be no proration for uncollected rent or other charges. If, as of the Closing Date, a tenant under any of the Leases shall be delinquent in any payments required of it, then, to the extent Buyer shall receive from such tenant amounts in excess of the payments due Buyer, Buyer shall pay such amounts to Seller until Seller has received all payments to which Seller is entitled hereunder within ten (10) business days of receipt by Buyer; provided that Buyer shall only be obligated to make such payments to Seller after Buyer is fully paid for all amounts then due Buyer from such tenant. All such payments shall be applied in inverse order of the due date. Seller shall have the right, prior to Closing, to effect a settlement or compromise directly with any tenant or tenants as to the amount of any or all payments due on or before the Proration Date, provided that such settlement or compromise shall not affect any rent or other sums attributable to any period on or after the Proration Date and such settlement or compromise shall not result in or include the credit or application of any security, utility, or other deposit to uncollected rent except if approved in writing by Buyer. The provisions of this Section shall survive Closing.

(f)   Additional Amounts. All other operating costs of the Property shall be allocated between Seller and Buyer as of the Proration Date, so that Seller pays that part attributable to periods of time prior to the Proration Date and Buyer pays that part of such costs attributable to periods of time from and after the Proration Date. Seller is responsible for obtaining refunds of any and all utility deposits made by Seller from the applicable utility providers. Seller shall transfer to Buyer at the Closing Date all security deposits, interest thereon, and all Prepaid Rents and any amounts received from tenants toward real estate taxes and operating costs and not yet spent. To the extent that amounts to be apportioned under this Section 5(f) cannot be determined precisely on the Closing Date, calculations on the Closing Date will be made upon the basis of reasonable estimates of the amounts in question, and appropriate post--closing cash adjustments will be made between the parties within ten (10) business days after the actual amounts become known, and any payments due from one party to the other in connection therewith will be made promptly. The provisions of this Section shall survive the Closing.

(g)   Attorney's Fees. Each of the parties will pay its own attorney's fees, except that a party defaulting under this Agreement or any of Seller's Closing Documents or Buyer's Closing Documents will pay the reasonable attorney's fees and court costs incurred by the nondefaulting party to enforce its rights regarding such default.

(h)   Recording Costs. Seller will pay the cost of recording all documents necessary to place record title in the condition required by this Agreement. Buyer will pay the cost of recording all other documents.

(i)   Escrow Fees. Seller and Buyer will each pay one-half of any reasonable and customary escrow closing fee or charge imposed by the Title/Escrow Agent (or any of its sub-agents necessary for the Closing).

6.   Title Examination. Title Examination will be conducted as follows:

(a)   Seller's Title Evidence. Within Twenty (20) days following the Effective Date, Seller shall furnish to Buyer the following (collectively, the "Title Evidence"):

(i)   Title Commitment. A commitment for title insurance (the "Title Commitment") for an owner's policy of title insurance reflecting the status of title to the Real Property, in the amount of the total Purchase Price, issued by Title/Escrow Agent, together with legible copies of all Title Exception documents listed in the Title Commitment, and forms of endorsements as follows: comprehensive (form 9), survey, access, zoning (3.1), contiguity (where applicable), tax parcel I.D., subdivision act, and others reasonably requested by Buyer.

(ii)   Survey. An ALTA as-built survey of the Real Property (the "Survey"), if requested by Buyer, prepared by a registered land surveyor and certified to Buyer, meeting the minimum standard detail requirements for ALTA/ACSM Land Title Surveys for Urban Surveys (1999) and includes items 1, 2, 3, 4, 6, 7(a), 7(b)(1), 8, 9, 10, 11 and 13 of Table A thereof; provided that the costs of such survey shall be split equally between Buyer and Seller.

(b)   Buyer's Objections. Within fifteen (15) business days after receipt of the last of the Title Evidence, Buyer will deliver to Seller written objections (the "Title Objections") to the form and/or contents of the Title Evidence. Buyer's failure to deliver to Seller Title objections within such time period will constitute waiver of any objections of Buyer to the Title Evidence. The Leases and any matter shown on the Title Evidence and not objected to by Buyer (or as to which Buyer is deemed to waive objections) shall be a "Permitted Encumbrance" hereunder. Seller will have ten (10) business days after receipt of the Title Objections to cure Title Objections, during which period the Closing Date and/or the Closing Deadline will be postponed, if necessary to the third (3rd) business day immediately following the end of such time period. Seller shall have no obligation to satisfy or cure any Title objections; provided, however, that Seller shall, on the Closing Date, cause to be satisfied any real estate mortgage against the Property. If the Title Objections are not cured within such ten (10) day period, or if Seller notifies Buyer that it does not intend to cure the Title objections, Buyer will have the option to do either of the following: (i) Terminate this Agreement; or (ii) Waive the Title Objections and proceed to Closing as otherwise in accordance with this Agreement. If Seller notifies Buyer that it does not intend to cure certain Title Objections, and Buyer has not exercised the termination right set forth in this Section 6(b) by written notice given within ten (10) business days following the date upon which Seller has given such notice, Buyer shall be deemed to have waived such Title Objections and the subject matter thereof shall be deemed included within the Permitted Encumbrances. Upon any termination pursuant to this Section 6(b), Seller shall direct that the Earnest Money and any interest accrued thereon shall be released to Buyer, and upon such release neither party will have any further rights or obligations under this Agreement (other than obligations which, by the express terms of this Agreement, survive the termination of this Agreement). Nothing contained in this Section 6 shall be construed as waiver of any exceptions to title which arise subsequent to the effective date of the Title Evidence or which are otherwise not disclosed by the Title Evidence. Notwithstanding the foregoing, Seller at its cost shall be obligated to cure or remove by Closing all mortgages, deeds of trust, judgment liens, mechanic's and materialmen's liens, assessments, bonds and other monetary liens against the Real Property or Improvements (other than relating to liens for Taxes and assessments that are not yet due and payable) (collectively, "Obligatory Title Defects"). The provisions of this Section 6 shall not modify or limit Buyer's rights pursuant to Section 3(a) of this Agreement to terminate this Agreement prior to the Contingency Date.

7.   Operation Prior to Closing.

        (a)   General. During the period from the date of this Agreement to the Closing Date, subject to the provisions of this Section 7(a), Seller shall operate and maintain the Property in the ordinary course of business in substantially the same manner as it has in the past, including the maintenance of such liability insurance and insurance against loss by fire, windstorm and other hazards, casualties and contingencies as is in effect as of the Effective Date. The foregoing provisions of this Section 7(a) is subject to the following limitations:

                (1)   Seller shall not terminate any Lease except in the event of a default under the terms of such Lease to be performed by the lessee thereunder;

                (2)   Seller shall not enter into any Lease without the prior written consent of Buyer; and

                (3)   Seller shall not make any significant modifications to the Buildings or other improvements to the Property; sell or remove any Personal Property; release, sell, or assign any Intangible Property; or enter into any Contracts or Permits without the prior written consent of Buyer, which consent shall not unreasonably withheld.

        In the event that Seller shall violate the terms of this Section 7, Buyer will have the right to terminate this Agreement by written notice to Seller. Upon any termination pursuant to this Section 7, Buyer shall be entitled to the release of the Earnest Money and any interest accrued thereon to Buyer and any and all other remedies available to Buyer under the provisions of this Agreement for a default by Seller.

        (b)   Zoning. From and after the Effective Date hereof to and until the Closing Date, Seller shall not apply for or consent to any change or modification with respect to the zoning, development or use of the Property.

        (c)   Litigation. In the event that Seller obtains knowledge of any notice of amendment or notice of change in a tax rate affecting the Property, any notice or claim of violation from any governmental authority, or any notice of taking or threatened taking affecting

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or relating to the Property, Seller will notify Buyer of the same promptly after obtaining such knowledge.

(d) **Management Agreements.** Seller shall terminate any management or leasing agreement affecting the Property on or before the Closing Date.

(e) **Termination of Service Contracts.** In the event that Buyer elects to proceed to Closing, then in addition to terminating the property management and leasing agreement pursuant to Section 7(d), Buyer shall have the right to require the Seller to terminate any Contract that is terminable without penalty, effective as of the Closing Date or within thirty (30) days after the Contingency Date, whichever is later, by Buyer providing written notification to the Seller on or before the Contingency Date as to which Contracts Buyer desires to be terminated.

8. **Representations and Warranties by Seller.** Seller represents and warrants to Buyer the following:

(a) **Existence; Authority.** Seller has the requisite power and authority to enter into and perform this Agreement and Seller's Closing Documents; such documents have been duly authorized by all necessary action; such documents are valid and binding obligations of Seller, and are enforceable in accordance with their terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors, rights generally and to judicial limitations on the enforcement of the remedy of specific performance and other equitable remedies.

(b) **FIRPTA.** Seller is not a "foreign person", "foreign partnership", "foreign trust" or "foreign estate", as those terms are defined in Section 1445 of the Internal Revenue Code.

(c) **ERISA.** Seller is not a party in interest or disqualified person for purposes of the prohibited transaction provisions of Title I or ERISA or Section 4975 of the Internal Revenue Code with respect to any employee benefit plan.

(d) **Leases.** To Seller's knowledge, the Rent Roll is true and correct in all material respects. Seller represents and warrants the following with respect to the Leases:

(i) Seller is the sole owner of the lessor's interest in all of the Leases;

(ii) the copy of each Lease delivered by Seller to Buyer is true and accurate in all material respects and is unmodified except as set forth in any amendments delivered to Buyer, noted in the Rent Roll, or otherwise disclosed to Buyer in writing by or on behalf of Seller;

(iii) to Seller's knowledge, there is no default by a Tenant under any Lease, except as shown in the Rent Roll or otherwise disclosed to Buyer in writing by or on behalf of Seller;

(iv)   the amount of any security deposit held by or for the benefit of Seller under each Lease and any rights of extension, expansion or relocation with respect to any Lease is set forth on the Rent Roll or otherwise disclosed to Buyer in writing by on behalf of Seller;

(v)   all leasing and brokerage commissions and other similar compensations, if any, required with respect to or on account of any of the Leases or any extensions or renewals thereof are set forth in the Leases or Commission Agreements delivered to Buyer, and Seller or other appropriate parties have paid all such amounts, due and payable to date, and no such commissions or similar compensation for existing tenants will be payable after Closing except in accordance with section 7, above;

(vi)   no Tenant has any pending litigation, offsets or counterclaims against Seller or any prior owner of the Property, and to Seller's knowledge, no Tenant has threatened any litigation, offsets, or counterclaims against Seller or any prior owner of the Property, which, if successfully asserted, would reduce the rent payable under its Lease or result in the cancellation or termination of the Lease, and no Tenant has given any notice of default or notice to Seller (and Seller has no knowledge) of such Tenant's intention to institute any litigation with respect to any Lease or terminating its tenancy, except as set forth on the Rent Roll or otherwise disclosed to Buyer in writing by on behalf of Seller; and

(vii)   the obligations of landlord under the Leases which have accrued to date have been performed in all material respects, except as shown in the Rent Roll or otherwise disclosed to Buyer in writing by or on behalf of Seller, or unless waived by Tenant.

(e)   Contracts. The Review Documents include, without limitation, a list and description of all of the Contracts which are in full force and effect.

(f)   Agreements. All agreements with respect to the Property included in the Review Documents, including, without limitation, all Leases and Contracts, are true, correct, and complete copies thereof, and have not been amended except as evidenced by amendments similarly delivered.

(g)   No Litigation. There is no litigation, claim, audit, action, or proceeding pending or, to Seller's knowledge, threatened before or by any court, public board or body or governmental or administrative agency or instrumentality or by Seller or by any Tenant or by any other person or entity in any manner adversely affecting the Property, including the use of the Property by Buyer in its present uses or the ability of Seller to perform any of its obligations hereunder, and also including, without limitation, any matter seeking to (i) enjoin, restrain, prohibit or affect the transaction contemplated hereby, (ii) cancel or terminate any Lease (iii) increase significantly any ad valorem taxes previously assessed or to be assessed in connection with the Property, (iv) enjoin a violation of the Property concerning any law, rule, regulation, ordinance, code or restrictive covenant, or (v) attach any portion of the Property.

(h)   Bankruptcy. Seller, (and if Seller is a partnership, each of its partners, whether general or limited) is solvent, and has not made a general assignment for the benefit of creditors or a transfer in fraud of creditors, or been adjudicated a bankrupt or insolvent, nor has a receiver, liquidator, custodian, or trustee of any of them or any of their respective properties (including the Property) been appointed or taken possession of any of their respective properties, or a petition filed by or against any of them for bankruptcy, composition, rearrangement, extension, reorganization, or arrangement pursuant to the Federal Bankruptcy Code or any similar present or future federal or state insolvency or bankruptcy law or statute, or any proceeding instituted for the dissolution or liquidation of any of them.

(i)   Financial Data. All financial data and information included in the Review Documents is true and correct in all material respects.

(j)   Hazardous Substances. To Seller's knowledge, there is no asbestos, materials containing PCBS, toxic waste, lead paint or other hazardous substances (collectively, "Hazardous Substances") on, under or about the Property. Additionally, Seller has received no notice and has no knowledge of the presence of mold, including those producing mycotoxins (and specifically including, but not limited to, Aspergillus, Penicillium, and Stachybotrys) at the Property at levels or concentrations which materially and adversely affect the habitability of the Property, which have caused illness to any residents at the Property, or which are otherwise hazardous to the health and safety of persons with normal physical sensitivities to mold.

SUBJECT TO THE PROVISIONS OF THIS SECTION 8, SELLER WILL INDEMNIFY BUYER, ITS SUCCESSORS AND ASSIGNS, AGAINST, AND WILL HOLD BUYER, ITS SUCCESSORS AND ASSIGNS, HARMLESS FROM, ANY EXPENSES OR DAMAGES, INCLUDING REASONABLE ATTORNEYS' FEES, THAT BUYER INCURS BECAUSE OF THE BREACH OF ANY OF THE ABOVE REPRESENTATIONS AND WARRANTIES, WHETHER SUCH BREACH IS DISCOVERED BEFORE OR AFTER CLOSING FOR A PERIOD OF TWELVE (12) MONTHS AFTER CLOSING.

9.   Representations and Warranties by Buyer.

(a)   Existence; Authority. Buyer has the requisite power and authority to enter into and perform this Agreement and Buyer's Closing Documents; such documents have been duly authorized by all necessary action; such documents are valid and binding obligations of Buyer and are enforceable in accordance with their terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors, rights generally and to judicial limitations on the enforcement of the remedy of specific performance and other equitable remedies.

(b)   ERISA. Buyer is not a party in interest or disqualified person for purposes of the prohibited transaction provisions of Title I or ERISA or Section 4975 of the Internal Revenue Code with respect to any employee benefit plan.

(c)   Solvency. Buyer is neither insolvent, has made a general assignment for the benefit of creditors, nor is a debtor under the Federal Bankruptcy Code or any similar federal or state insolvency or bankruptcy law or statute; and no receiver, trustee, liquidator proceeding has been instituted against Buyer or has occurred by operation of law.

BUYER WILL INDEMNIFY SELLER, ITS PREDECESSORS, SUCCESSORS AND ASSIGNS, AGAINST, AND WILL HOLD SELLER, ITS PREDECESSORS, SUCCESSORS AND ASSIGNS, HARMLESS FROM ANY EXPENSES OR DAMAGES, INCLUDING REASONABLE ATTORNEYS' FEES, THAT SELLER INCURS BECAUSE OF THE BREACH OF ANY OF THE ABOVE REPRESENTATIONS AND WARRANTIES, PROVIDED THAT NOTICE OF SUCH BREACH IS DELIVERED TO BUYER WITHIN THREE (3) MONTHS FROM THE CLOSING DATE.

10.   Casualty; Condemnation.

(a)   Casualty. Seller shall notify Buyer of any material casualty occurring on the Property of which Seller obtains knowledge prior to the Closing, promptly upon Seller's obtaining knowledge of such casualty. If, prior to the Closing, the Buildings or any part thereof shall be damaged or destroyed by fire, the elements, or any cause, and the cost of repair or restoration will exceed $100,000.00 (such casualty shall be called a "Major Casualty"), Buyer shall have the right, at Buyer's option, to terminate this Agreement by written notice given to Seller within ten (10) business days following Seller's notice of such damage or destruction, during which time the Closing Date and/or the Closing Deadline shall be postponed, if necessary, to the third (3rd) business day following the end of such time period. In the event of such termination the Earnest Money and any interest accrued thereon shall be returned to Buyer and neither party shall have any further rights or obligations hereunder (other than obligations which, by the express terms of this Agreement, survive the termination of this Agreement). A failure by Buyer to give timely notice of termination under this section will be deemed an election to proceed with this Agreement. If Buyer and Seller elect to proceed and to consummate the purchase despite any such damage or destruction, or if the cause of such damage or destruction is not a Major Casualty, Seller shall assign to Buyer all of Seller's right, title and interest in and to all insurance proceeds resulting or to result from said damage or destruction, and the Purchase Price hereunder shall be reduced to the extent of any deductible paid or payable by Buyer in connection with Seller's insurance and any cost of repair or replacement not covered by Seller's insurance, and Seller shall furnish to Buyer such documents, cooperation, and assistance as Buyer reasonably requires to enforce the rights of Seller to collect such insurance proceeds.

(b)   Condemnation. If, prior to the Closing, eminent domain proceedings are commenced against all or any part of the Property, Seller shall notify Buyer of such fact and thereafter Buyer shall have the right to terminate this Agreement by written notice given to Seller within ten (10) business days following Seller's notice during which time the Closing Date and/or the Closing Deadline shall be postponed, if necessary to the third (3rd) business day following the end of such time period. In the event of such termination the Earnest Money and any interest accrued thereon shall be returned to Buyer and neither party shall have any further rights or obligations hereunder (other than obligations which, by the express terms of this Agreement, survive the termination of this Agreement). A failure by Buyer to give timely notice of termination under this section will be deemed an election by such party to proceed with this Agreement. If Buyer and Seller elect to proceed and consummate the purchase, there shall be no reduction in the Purchase Price and Seller shall assign to Buyer all of Seller's right, title, and

interest in and to all such condemnation awards and proceeds relating to or resulting from such taking and shall furnish to Buyer such documents, cooperation and assistance as Buyer reasonably required to enforce the rights of Seller to collect such awards and proceeds.

11. Broker's Commission. The following (collectively, the "Brokers") have acted as real estate broker in connection with the transaction contemplated by this Agreement:

Grubb & Ellis Pacific Realty

Upon the Closing, Seller shall pay a brokerage fee equal to pursuant to a separate listing agreement. Seller and Buyer represent and warrant to each other that, other than the Broker, they have dealt with no brokers, finders or the like in connection with this transaction, and agree to indemnify each other and to hold each other harmless against all claims, damages, costs or expenses of or for any other such fees or commissions resulting from their actions or agreements regarding the execution or performance of this Agreement, and will pay all costs of defending any action or lawsuit brought to recover any such fees or commissions incurred by the other party, including reasonable attorney's fees.

12. Assignment. Except as described in this Section below, Buyer shall not be entitled to assign its rights under this Agreement to any party without the prior written consent of Seller, which consent may be withheld in Seller's reasonable discretion. Buyer may assign its rights under this Agreement to one or more parties under common control with, or affiliated with Buyer, so long as the assignee(s) shall confirm Buyer's warranties herein contained on behalf of that assignee. Any assignment by Buyer of its rights under this Agreement, including an assignment under Section 18 below, will not relieve Buyer of its obligations under this Agreement.

13. Survival. Except to the extent limited by the terms of Sections 8 and 9 above, all of the terms of this Agreement and warranties and representations herein contained shall survive and be enforceable after the Closing.

14. Notices. Any notice required or permitted hereunder shall be given by personal delivery upon an authorized representative of a party hereto; or if mailed in a sealed wrapper by United States Postal Service Express Mail return receipt requested, postage prepaid; or if deposited cost paid with a nationally recognized, reputable overnight courier, properly addressed; or by prepaid telegram or telecopy (provided that such telegram or telecopy is confirmed by mail delivered in the manner provided in this Section 14) as follows:

If to Buyer:

America First Apartment Investors, Inc.
101 East 52nd Street
25th Floor
New York, NY 10022
Attn: Jack Cassidy

With a copy to:

Andrew J. Tapscott, Esq.
Hunton & Williams LLP
951 East Byrd Street

Richmond, Virginia 23219

If to Seller: Tregaron Oaks Ltd.
11205 John Galt Blvd.
Omaha, Nebraska 68137
Attn: Charles Vacanti

With a copy to: Larry Jobeun
Fullenkamp, Doyle & Jobeun
11440 West Center Road
Omaha, Nebraska 68144

Notices shall be deemed effective on the earlier of the date of receipt or the date of deposit, as aforesaid; provided, however, that if notice is given by mail, the time for response to any notice by the other party shall commence to run three (3) business days after any such deposit. Any party may change its address for the service of notice by giving notice of such change not less than ten (10) business days prior to the effective date of such change.

15. Miscellaneous. The paragraph headings or captions appearing in this Agreement are for convenience only, are not a part of this Agreement, and are not to be considered in interpreting this Agreement. This written Agreement constitutes the complete agreement between the parties and supersedes any prior oral or written agreements between the parties regarding the Property. There are no oral agreements that change this Agreement, and no waiver of any of its terms will be effective unless in a writing executed by the parties. This Agreement binds and benefits the parties and their successors and assigns. This Agreement has been made under the laws of the State where the Land is located, and such laws will control its interpretation.

16. Remedies.

(a) Buyer Default. If Buyer defaults under this Agreement, Seller shall have the right to terminate this Agreement by giving written notice to Buyer. If Buyer fails to cure such default within three (3) business days following the date of such notice, Seller will have the right to terminate this Agreement by written notice to Buyer. Upon such termination, Seller will be entitled to receive and retain the Earnest Money and any accrued interest thereon, time being of the essence of this Agreement. The termination of this Agreement, retention of the Earnest Money and any interest accrued thereon will be the sole remedy available to Seller for such default by Buyer, and Buyer will not be liable for damages or specific performance; it being acknowledged and agreed by Seller and Buyer that the Earnest Money and the accrued interest thereon to which Seller may be entitled under this Section 16 is a reasonable forecast of just compensation for the harm that could be caused by Buyer's default, that the harm that could be caused to Seller by such default is one that is difficult or impossible to accurately ascertain or predict, and that the payment of the Earnest Money Deposit and the accrued interest thereon to Seller upon Buyer's default shall constitute full satisfaction and accord of Buyer's obligations under this Agreement. SELLER HEREBY WAIVES AND RELEASES ANY CLAIM FOR SPECIFIC PERFORMANCE AND ALL CLAIMS OR REMEDIES OTHER THAN SELLER'S

RIGHT TO RECEIVE THE EARNEST MONEY AND ACCRUED INTEREST THEREON IN ACCORDANCE WITH THE TERMS OF THIS SECTION 16.

(b)   Seller Default. If Seller defaults under this Agreement, Buyer shall have the right to initiate termination of this Agreement by giving written notice to Seller. If Seller fails to cure such default within three (3) business days following the date of such notice, Buyer will have the right to terminate this Agreement by written notice to Seller. Upon such termination, Buyer will be entitled to receive and retain the Earnest Money, plus Buyer's actual out of pocket expenses not to exceed $50,000, and any accrued interest thereon, time being of the essence of this Agreement. In addition, Buyer shall have the right to (i) to seek specific performance of this Agreement; or (ii) liquidated damages equal to the amount of the Earnest Money plus Buyer's actual out of pocket expenses not to exceed $50,000. Buyer and Seller acknowledge and agree that such sum is a reasonable forecast of just compensation for the harm that could be caused by Seller's default, that the harm that could be caused to Buyer by such default is one that is difficult or impossible to accurately ascertain or predict, and that the payment of such amount thereon to Buyer upon Seller's default shall constitute full satisfaction and accord of Seller's obligations under this Agreement.

(c)   Breach of Representation or Warranty. Notwithstanding any provision to the contrary contained in this Agreement, Buyer and Seller shall each be entitled to all available remedies against the other in the event of a breach in any representation or warranty delivered at the Closing upon which Buyer or Seller, as the case may be, reasonably relied.

17.   Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed one original.

18.   Buyer's 1031 Exchange. A material part of the consideration to the Buyer for buying is that the Buyer has the option to qualify this transaction as part of a tax deferred exchange under Section 1031 of the Internal Revenue Code. To effect the exchange, Buyer may assign this Agreement to an exchange intermediary of Buyer's choice. Seller shall receive notice of that assignment and agrees to accept such assignment and to reasonably cooperate with Buyer and/or such exchange intermediary to qualify this transaction as part of a tax deferred exchange, provided, however, that Seller shall not be required to accept title to any additional property or incur any material additional expense which is not reimbursed to Seller by Buyer.

19.   Specific Provisions: re: Defeasance. The parties hereto acknowledge that the Seller must enter into a defeasance arrangement with its existing lender to release the mortgage against the Property. If the defeasance arrangement is not granted by the Seller's existing lender because the Seller is in default under its loan, thereby preventing Seller from conveying the Property to Buyer free and clear of Seller's existing mortgage, then Buyer shall have the right to terminate this Agreement by providing written notice to Seller prior to Closing, in which event Buyer shall be entitled to receive and retain a refund of the Earnest Money, together with any accrued interest thereon, and Seller shall be obligated to reimburse Buyer for its actual out-of-pocket expenses incurred after the Effective Date and prior to such termination, not to exceed $50,000.00.

20.   Withdrawal of Offer. This Agreement and the offer to sell set forth herein shall be deemed to have been withdrawn by Buyer unless a fully executed original of this Agreement

shall have been received by Buyer on or before the date that is Five (5) business days following the date an original of this Agreement executed on behalf of Buyer has been delivered to Seller.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

[SIGNATURES APPEAR ON FOLLOWING PAGES.]

IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement effective as of the Effective Date.

SELLER:

TREGARON OAKS, LLC, a Nebraska limited liability company,

By: Milo P Vacanti

Its: MANAGING MEMBER

BUYER:

AMERICA FIRST APARTMENT INVESTORS, INC., a Maryland corporation,

By: John H Cassidy

Its: PRESIDENT

EXHIBIT A

LEGAL DESCRIPTION

Lot 2, Tregaron Replat I, a Subdivision as surveyed, platted and recorded in Sarpy County, Nebraska

EXHIBIT B

PERSONAL PROPERTY

EXHIBIT B

Schedule # : 011315199

Owner   : TRECARON OAKS APT.

Description	Type	Year	# Units	Adj Basis	Recov	Depr %	Tax Value
TREADMILL	CO	2000	1	3,163	7	30.63%	969
OFFICE FURNITURE	CO	1997	1.	636	7	0.00%	0
ALL MAKES OFFICE EQUIPMENT	CO	1997	1	4,304	7	0.00%	0
NEBRASKA FURNITURE MART	CO	1997	1	878	7	0.00%	0
SILK TRADITIONS	CO	1997	1	712	7	0.00%	0
QUIXOTICS GALLERY	CO	1997	1	170	7	0.00%	0
OFFICE DEPOT	CO	1997	1	793	7	0.00%	0
SILK TRADITIONS	CO	1997	1	667	7	0.00%	0
DECK THE WALLS	CO	1997	1	240	7	0.00%	0
NEBRASKA FURNITURE MART	CO	1997	1	12,804	7	0.00%	0
SILK TRADITIONS	CO	1997	1	1,367	7	0.00%	0
OFFICE FURNITURE OUTLET	CO	1997	1	636	7	0.00%	0
ALL MAKES OFFICE EQUIPMENT	CO	1997	1	646	7	0.00%	0

Total Valuation :   969

EXHIBIT C

CONTRACTS AND LEASES